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                                                                   Exhibit 99.11

                          TRANSITION THERAPEUTICS INC.

                             ANNUAL INFORMATION FORM

                               FOR THE YEAR ENDED

                                  JUNE 30, 2005

                       (TRANSITION THERAPEUTICS INC. LOGO)

                               SEPTEMBER 19, 2005

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                                TABLE OF CONTENTS

CORPORATE STRUCTURE........................................................    1
   Name, Address and Incorporation.........................................    1
   Intercorporate Relationships............................................    1
GENERAL DEVELOPMENT OF THE BUSINESS........................................    1
   Three Year History......................................................    1
   Recent Developments.....................................................    5
   Trends..................................................................    5
   Significant Acquisitions and Disposition................................    6
BUSINESS OF THE CORPORATION................................................    6
   General.................................................................    6
   Technology..............................................................    6
   I.N.T.(TM) Technology...................................................    6
      The Products.........................................................    7
      Diabetes - The Disease and the Market Opportunity....................    7
   I.E.T. Technology.......................................................    7
      The Products.........................................................    7
      MS - The Disease and the Market Opportunity..........................    8
      Hepatitis C - The Disease and the Market Opportunity.................    8
      Alzheimer's disease - The Disease and the Market Opportunity.........    8
   Product Pipeline........................................................    9
   Next Steps..............................................................    9
   Regulatory Approval Process for Therapeutic Drugs.......................   10
   Manufacturing...........................................................   11
   Product Marketing Strategy..............................................   12
   Specialized Skills and Knowledge........................................   12
   Competitive Conditions..................................................   12
      Diabetes.............................................................   13
      MS...................................................................   13
      Hepatitis C..........................................................   13
      Alzheimer's disease..................................................   14
   Intellectual Property...................................................   14
      Patent Protection....................................................   14
      Islet Neogenesis Therapy.............................................   14
      Interferon Enhancing Therapy.........................................   14
      I.N.T.(TM) for Transplantation.......................................   15
      Other Technologies...................................................   15
      Trademarks...........................................................   15
RISKS AND UNCERTAINTIES....................................................   16
   Financial and Human Resources...........................................   16
   History of Operating Losses.............................................   16
   Competition.............................................................   16
   Patent Protection.......................................................   17
   Pre-clinical and Clinical Testing.......................................   17
   Regulatory Environment..................................................   17
   Potential Product Liability.............................................   17
   Volatility of Share Price...............................................   18
   Dependence on Third Parties.............................................   18
   Technologies May Become Obsolete........................................   18
   Other Risks.............................................................   18

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                                       -2-


DIVIDENDS..................................................................   19
DESCRIPTION OF CAPITAL STRUCTURE...........................................   19
MANAGEMENT'S DISCUSSION AND ANALYSIS.......................................   19
MARKET FOR SECURITIES......................................................   19
   Trading Price and Volume................................................   19
ESCROWED SECURITIES........................................................   20
DIRECTORS AND OFFICERS.....................................................   20
   Name, Municipality of Residence and Principal Occupation................   20
   Securities Holdings.....................................................   21
AUDIT COMMITTEE............................................................   22
   Audit Committee Charter.................................................   22
   Composition of the Audit Committee......................................   22
   Relevant Education and Experience.......................................   22
   Pre-approval Policies and Procedures....................................   22
   External Auditor Service Fees...........................................   23
TRANSFER AGENTS AND REGISTRAR..............................................   23
MATERIAL CONTRACTS.........................................................   23
   The Licensing Agreement.................................................   23
ADDITIONAL INFORMATION.....................................................   24
CAUTION REGARDING FORWARD LOOKING STATEMENTS...............................   24
TECHNICAL GLOSSARY.........................................................   25

APPENDIX A  - AUDIT COMMITTEE CHARTER......................................   27

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                               CORPORATE STRUCTURE

Name, Address and Incorporation

Transition Therapeutics Inc. (the "CORPORATION") was incorporated pursuant to the Business Corporations Act (Ontario) on July 6, 1998 as "Transition Therapeutics and Diagnostics Inc." The Corporation filed articles of amendment on October 12, 2000 and on October 19, 2000 to create a class of non-voting shares (the "CLASS B SHARES") and to amend certain attributes of its common shares (the "COMMON SHARES"). On November 2, 2000, the Corporation filed articles of amendment to delete its private company restrictions. On December 14, 2000, the Corporation filed articles of amendment to change its name to "Transition Therapeutics Inc." and effect a split of its issued and outstanding Common Shares on the basis of 3.25649 Common Shares for each previously issued and outstanding Common Share. On December 14, 2004, the Corporation filed articles of amendment to eliminate the Class B Shares from its authorized capital.

The Corporation's principal and registered office is located at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7.

Unless otherwise stated, the information presented in this Annual Information Form is as of September 19, 2005. The Corporation's fiscal year ends on June 30.

All funds are stated in Canadian dollars unless otherwise indicated.

INTERCORPORATE RELATIONSHIPS

The Corporation has two direct, wholly-owned subsidiaries, Waratah Pharmaceuticals Inc. ("WARATAH") which is incorporated under the Canada Business Corporations Act; and Transition Therapeutics Leaseholds Inc. ("LEASEHOLDS") incorporated under the Business Corporations Act (Ontario). Waratah has one wholly-owned subsidiary, Waratah Pharmaceuticals Corporation, incorporated under the laws of the State of Delaware. For purposes of this Annual Information Form, unless the context indicates otherwise, references to the "Corporation" refers to the Corporation together with its direct and indirect subsidiaries. Waratah's principal business activity is to develop and commercialize products from a patented technology termed Islet Neogenesis Therapy ("I.N.T.(TM)") and Leaseholds is a holding company.

                       GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

In July 2002, the Corporation filed a Clinical Trial Application ("CTA") with Health Canada to initiate a Phase I clinical trial for its interferon enhancer EMZ701. The CTA received approval from Health Canada in July 2002. The Phase I clinical trial began in August 2002 and the enrolment and dosing were completed in March 2003.

In September 2002, the Corporation received approval to begin a dose-escalating Phase I clinical trial in the United Kingdom for its I.N.T.(TM) technology. The Phase I clinical trial began in early October 2002 and the enrolment and clinical phase were completed in January 2003.

On November 27, 2002, the Corporation completed the acquisition of 17,600,000 Series A special warrants ("A WARRANTS") and 4,400,000 Series B special warrants ("B WARRANTS") of Stem Cell Therapeutics Inc. ("SCT") in exchange for 8,129,000 Class B Shares. SCT is a privately held company investigating regenerative therapies for stroke and Parkinson's disease. On January 31, 2003, the Corporation acquired the remaining outstanding equity securities of SCT in consideration for 2,776,191

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                                      -2-


Common Shares. Of the Common Shares issued, 33,334 Common Shares were issued to Dr. Tony Cruz, the Corporation's Chairman and Chief Executive Officer ("CEO"). The acquisition of SCT allowed the Corporation to secure additional patent applications and strengthen its technology platform. The Corporation sold SCT to Neurogenesis Biotech Corp. on October 4, 2004 which is now Stem Cell Therapeutics Corp.

On November 27, 2002, the Corporation sold 5,715,432 Common Shares at a purchase price of $0.35 per share through a private placement for gross proceeds of $2,000,401. The net cash proceeds of the private placement were $1,960,947. The proceeds from this private placement were used, in part, to advance the Corporation's I.E.T. and I.N.T.(TM) technologies into Phase II clinical trials.

On May 23, 2003 and June 4, 2003, the Corporation sold a total of 3,618,225 Common Shares at a purchase price of $0.32 per share through a private placement for gross proceeds of $1,157,832. The net cash proceeds of $1,123,689 were used, in part, to complete clinical Phase I studies and pre-clinical toxicity studies in preparation for the initiation of Phase II studies for the I.E.T. and I.N.T.(TM) technologies.

On June 24, 2003, the Corporation issued 14,318,000 units at a purchase price of $0.38 per unit, through a private placement, for gross proceeds of $5,440,840. The net cash proceeds of the private placement were $4,906,993. Each unit consisted of one Common Share and one-half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one Common Share at a purchase price of $0.58 per share. During fiscal 2004, 1,821,711 of these share purchase warrants were exercised. The remaining 5,337,289 share purchase warrants were exercised during fiscal 2005.

In addition, as additional consideration in connection with the June 24, 2003 private placement, the Corporation granted the agents an aggregate of 1,431,800 non-transferable warrants with an exercise price of $0.38 per warrant (the "AGENTS' WARRANTS"). Until the end of business on December 24, 2004, each Agents' Warrant will entitle the holder to acquire one Common Share and one-half of one share purchase warrant. Following December 24, 2004, each Agents' Warrant only entitled the holder to acquire one Common Share until they expired on June 24, 2005. During fiscal 2005, all of these 1,431,800 Agents' Warrants were exercised. The proceeds from this private placement were used, in part, to allow the Corporation to take its two lead products, I.N.T.(TM) for diabetes and I.E.T. for MS, into Phase II clinical trials.

On July 24, 2003, the Corporation issued 1,111,111 Common Shares to Novo Nordisk A/S ("NOVO NORDISK") at a purchase price of $0.45 per share, through a private placement, for gross proceeds of $500,000.

In October 2003, the Corporation announced that it had received data demonstrating that the I.N.T.(TM) technology may have an application to increase the number and longevity of islet cells prior to transplantation, thus allowing for better utilization of donated tissues to perform a greater number of transplantations in diabetic patients.

In November 2003, the Corporation signed an agreement granting Novo Nordisk an exclusive option to license the Corporation's I.N.T.(TM) technology. Under the agreement, Novo Nordisk provided the Corporation with $652,400 (U.S.$500,000) for the further development of the I.N.T.(TM) technology. This option was exercised in June 2004, which resulted in a definitive license agreement being signed in August 2004, as discussed below.

In December 2003, the Corporation commenced an extended Phase I clinical trial for I.N.T.(TM) The enrolment and dosing phase of this trial was completed during February 2004.

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                                      -3-

Design: Desjardins Design
www.desjardins-design.com

In January 2004, the Corporation announced the issuance of its third United States patent (US 6,558,952) and its first European patent (EP 0752882) protecting I.N.T.(TM) These two new patents, both entitled "Treatment of Diabetes", have claims relating to methods and compositions for I.N.T.(TM)
The Corporation entered into a License Agreement with the Cangene Corporation ("CANGENE") on January 20, 2000 to acquire Receptor for Hyaluronan Mediated Motility ("RHAMM") technology. This agreement was subsequently amended during fiscal 2001 and then replaced by a new cross licensing agreement ("CL AGREEMENT") which was signed in February 2004. Pursuant to the terms of the CL Agreement, Cangene granted the Corporation an exclusive worldwide license to Cangene's patent rights for RHAMM and High Affinity Binding Peptide technologies for use in diabetes, MS and restenosis. Total financial consideration due to Cangene under the CL Agreement is $127,441, depending on the achievement of certain developmental milestones; a 1.0% to 2.0% royalty on net sales; and 50% of patent costs incurred on the patents for the RHAMM technology. In addition, under the CL Agreement, the Corporation granted Cangene an exclusive worldwide license to specific technology in the Corporation's patent application PCT/CA02/01563 for use in the field of infectious bacterial diseases. As consideration for this license, the Corporation is entitled to a 2% royalty on net sales of products claimed in the licensed patents.

In February 2004, the Corporation announced positive pre-clinical efficacy data for a second I.N.T.(TM) product, GLP1-I.N.T.(TM). This proprietary combination of one of the current leading diabetes drug candidates, Glucagon-Like Peptide ("GLP-1"), with the Corporation's gastrin analogue ("G1"), utilizes the proliferative and blood glucose control properties of GLP-1 together with G1's ability to differentiate and regenerate new insulin-producing cells from islet precursor stem cells.

On February 24, 2004, the Corporation sold 23,076,923 Common Shares at a purchase price of $0.65 per Common Share, through a private placement, for gross proceeds of $15 million. The Corporation paid the underwriters a fee of $1.05 million and granted them an aggregate of 1,384,615 non-transferable warrants. Each warrant entitles the holder to purchase one Common Share at a purchase price of $1.00. These warrants expire on February 24, 2006. As at June 30, 2005, none of the 1,384,615 warrants have been exercised.

In April 2004, the Corporation received approval to list its Common Shares on the Toronto Stock Exchange ("TSX"). The Common Shares commenced trading on the TSX on April 29, 2004, and in conjunction with the move from the TSX Venture Exchange ("TSXV") to the TSX, the Common Shares were de-listed from and ceased trading on the TSXV.

In July 2004, the Corporation announced that it received approval of its CTA from Health Canada to begin a Phase II human trial for its first I.E.T. product, MS-I.E.T., in patients with multiple sclerosis ("MS"). MS-I.E.T. combines interferon-(beta) with the Corporation's enhancing agent, EMZ701, with the goal of enhancing patient outcomes with no added toxicities.

In August 2004, the Corporation announced the signing of a licensing agreement (the "LICENSING AGREEMENT") with Novo Nordisk to develop its I.N.T.(TM) technology for the treatment of diabetes. Under the terms of the Licensing Agreement, Novo Nordisk will:

     - receive exclusive worldwide rights to the Corporation's I.N.T.(TM) technology, except for I.N.T.(TM) for transplantation;

     - make up-front and milestone payments to the Corporation which, assuming all development milestones are achieved, will total U.S.$48 million;

     -    make an additional equity investment in the Corporation of $6 million;

     - pay commercial milestone payments and royalty payments on future net sales to the Corporation; and

     - assume all costs for the development of the licensed I.N.T.(TM) technology.

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                                      -4-


The Licensing Agreement also provides for the Corporation to continue advancing programs that are already in clinical development, specifically E1- I.N.T.(TM).

Under the Licensing Agreement, Novo Nordisk purchased 5,000,000 Common Shares at a price of $1.20 per Common Share on August 27, 2004.

In September 2004, the Corporation announced the commencement of clinical development of its interferon enhancer, EMZ702, for treating hepatitis C patients. Strong anti-viral data in hepatitis surrogate models indicate that EMZ702 in combination with standard interferon alpha and ribavirin (a triple combination therapy known as HCV-I.E.T.) could provide a therapeutic benefit to the nearly 45% of hepatitis C patients who do not respond to current hepatitis C treatments and have no therapeutic options available.

Effective October 4, 2004, the Corporation completed the sale of its wholly-owed subsidiary, SCT, to Stem Cell Therapeutics Corp. for an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

Also in October 2004, the Corporation received clearance from the United States Food and Drug Administration ("FDA") to initiate a clinical trial for E1-I.N.T.(TM) in type I diabetes patients. This clinical trial will be evaluating efficacy, safety, and tolerability of a 28-day course of daily E1-I.N.T.(TM) treatments with a six-month follow-up. Under the Licensing Agreement, the Corporation will fund development of these trials until Novo Nordisk takes over the program, at its option, at which point Novo Nordisk will retroactively reimburse the Corporation for costs incurred.

In November 2004, the Corporation acquired a 17% interest in Alzheimers focused Ellipsis Neurotherapeutics Inc., ("ENI"), with the potential to increase this interest to approximately 52% through stock conversion by ENI shareholders and consideration for the Corporation's management services. Under the terms of the agreement, the Corporation has received 2.4 million ENI common shares, in exchange for 884,956 Common Shares, $1 million in cash and 4,000,000 exchange rights (the "EXCHANGE RIGHTS"). In addition, the Corporation will also have the potential to earn up to 1,600,000 ENI common shares over the next 24 months, through the achievement of milestones associated with the Corporation's management services in the development of ENI products. ENI has included the Exchange Rights as part of a unit sold to new private and institutional ENI shareholders who have invested $4 million in cash in exchange for 4,000,000 units. Each unit consists of one ENI common share and one Exchange Right. Each Exchange Right allows the holder to convert one ENI common share into 0.8264 of the Corporation's Common Share, until they expire on February 4, 2006. The Exchange Rights will potentially allow the Corporation to obtain a larger stake of ENI.

In January 2005, the Corporation received clearance from the FDA to initiate a clinical trial for its lead diabetes product, E1-I.N.T.(TM), in type II diabetes patients. Under the Licensing Agreement, the Corporation will fund development of these trials until Novo Nordisk takes over the program, at its option, at which point Novo Nordisk will retroactively reimburse the Corporation for costs incurred.

In January 2005, patient enrolment commenced for a Phase II clinical trial of the Corporation's Interferon Enhancing Therapy, MS-I.E.T., in patients with multiple sclerosis.

In April 2005, the Corporation received approval from Health Canada for a Phase I/II clinical trial in hepatitis C patients with its Interferon Enhancing Therapy, HCV-I.E.T.

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                                      -5-


In June 2005, patient enrolment commenced for an exploratory Phase IIa clinical trial of the Corporation's lead regenerative therapy, E1-I.N.T.(TM), in patients with type I diabetes.

RECENT DEVELOPMENTS

In July 2005, the Corporation relocated its head office to the MaRS Discovery District Complex located at 101 College Street, Suite 220, Toronto, Ontario, M5B 2E7.

In July 2005, patient enrolment commenced for a Phase I/II clinical trial of the Corporation's HCV-IET in hepatitis C patients who have not responded to combination therapy of pegylated interferon alpha and ribavirin.

In September, 2005, patient enrolment commenced for an exploratory Phase IIa clinical trial of the Corporation's lead regenerative therapy, E1-I.N.T.(TM), in patients with type II diabetes.

TRENDS

The pharmaceutical and biotechnology industry is challenged by increasing competition, downward pressure on drug pricing, increased drug development costs and shortened drug product life cycles. In order to compete in this industry, companies must consider ways to decrease the time and cost for developing products.

The Corporation has tried to address these industry challenges by combining new technologies with existing drugs or well-known compounds that can create new drugs with improved properties. By addressing the inadequacies of the original compounds and drawing from existing data, such as animal and/or human study data, the Corporation hopes to substantially reduce the risks, costs and timeframe of discovery and drug development.

Ultimately, the success of the Corporation is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving profitable operations in the future. The continuation of the research and development activities and the commercialization of its products are dependent on the Corporation's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Corporation's ability to fund these programs going forward.

The Corporation continues to be focused on increasing shareholder value by advancing its products through clinical trials and by successfully partnering products. During fiscal 2006, the Corporation expects to:

     (a) complete an exploratory Phase IIa clinical trial to evaluate efficacy, safety and tolerability for E1-I.N.T.(TM) in patients with type I diabetes;

     (b) complete a clinical trial for E1-I.N.T.(TM) in patients with type II diabetes to evaluate efficacy, safety and tolerability;

     (c) complete a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C;

     (d)  continue a Phase II clinical trial for MS-I.E.T. in patients with MS;

     (e) complete pre-clinical efficacy and toxicity studies for GLP1-I.N.T.(TM), in partnership with Novo Nordisk;

     (f)  identify a partner for one of the I.E.T. technology products;

     (g)  add a new product/technology to its development pipeline;

     (h)  continue to broaden our intellectual property portfolio; and

     (i) manage on behalf of ENI a Phase I clinical trial for alzheimer technology

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                                      -6-


SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

The Corporation had two significant transactions during the year ended June 30, 2005. As discussed above under "Three Year History", the Corporation disposed of SCT in October, 2004, and acquired a 17% interest in ENI in November 2004.

BUSINESS OF THE CORPORATION

Market sizes appearing in this Annual Information Form are estimates of potential markets only. The Corporation makes no claim that such figures represent sales figures actually anticipated should the Corporation successfully develop and receive approval for any of its product candidates.

GENERAL

The Corporation is a product-focused biopharmaceutical company developing novel therapeutics for disease indications with large markets. The Corporation considers itself to be in one business segment; that is the research and development of therapeutic agents.

The Corporation's strategic focus is on building shareholder value. To effectively achieve this, the Corporation has established a business model based on the following steps: 1) identifying attractive early stage technologies targeting large markets; 2) moving these products through the clinic to provide validation; 3) considering additional product opportunities; 4) identifying partners with the infrastructure and resources to complete late stage clinical development and product commercialization; and 5) identifying new product opportunities to replenish the Corporation's product pipeline.

This business model allows the Corporation to maximize the return from its early stage investment and validation through partnerships with large pharmaceutical companies. These partnerships not only provide the Corporation with third party validation, but also fund the more costly later stage clinical development of its lead products and provide revenues through milestone payments and royalties for the future growth of the Corporation. The revenues from these partnerships may also allow the Corporation to continually replenish its product development pipeline while reducing the need to secure funding from the public markets.

The Corporation's business model has resulted in an infrastructure that also allows the Corporation to advance several products simultaneously while minimizing its burn rate. The Corporation's small and versatile infrastructure has in part resulted from the Corporation conducting limited research and development internally, preferring to out-source much of this work to hospitals, universities or pharmaceutical companies.

TECHNOLOGY

The Corporation currently has two lead technologies in development; I.N.T.(TM) for the treatment of diabetes, and I.E.T. for the treatment of MS and hepatitis
C. In addition, the Corporation has a minority stake in ENI, a company that is developing a compound intended to combat the onset and progression of Alzheimer's disease.

I.N.T.(TM) TECHNOLOGY

The Corporation's I.N.T.(TM) technology is a patented diabetes therapy which offers a new paradigm in the treatment of insulin-dependent diabetes. I.N.T.(TM) is based on the discovery that a short course of injections of two naturally occurring growth factors can regenerate insulin producing cells in the body.

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                                      -7-


The goal of I.N.T.(TM) is to achieve islet replacement through the endogenous stimulation of islet cells in the patient's own pancreas by reactivating the process of islet neogenesis. I.N.T.(TM) is expected to offer substantial advantages over current treatments for insulin-dependent diabetes, avoiding the risks of both hypoglycemia and hyperglycemia, and the need for constant insulin injections. The Corporation, in partnership with Novo Nordisk, is currently actively developing two I.N.T.(TM) products; E1-I.N.T.(TM) and GLP1-I.N.T.(TM)

THE PRODUCTS

E1-I.N.T.(TM) is a combination of E1 and G1. This product has completed two Phase I clinical trials. In October 2004 and January 2005, the Corporation received clearance to initiate an exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in patients with type I and type II diabetes respectively in the United States. These clinical trials are evaluating efficacy, safety, and tolerability of a 28-day course of daily E1-I.N.T.(TM) treatments with a six-month follow-up.

GLP1-I.N.T.(TM) is a combination of GLP-1, with G1. GLP1- I.N.T.(TM) is currently in pre-clinical development, in partnership with Novo Nordisk.

DIABETES - THE DISEASE AND THE MARKET OPPORTUNITY

Insulin-dependent diabetes is a chronic, life-long disease that develops when the pancreas produces insufficient insulin to properly regulate blood sugar levels or glucose and can have serious complications. Insulin is a hormone released from islet cells located in the pancreas, which converts sugar, starches and other food into energy needed for daily life.

Current treatments for insulin-dependent diabetes include lifestyle changes, oral medications and insulin therapy, which can help manage, but not cure, the disease. In addition, there is transplantation of either the pancreas or islet cells, which can fight the disease, but this process is limited by the availability of organs and cells, and is highly invasive.

It is estimated that the annual cost per person of treatment for an insulin-dependent diabetic is between approximately U.S. $2,700 and U.S. $4,000. With I.N.T.(TM) targeting a potential market of over 4 million insulin-dependent diabetics, in the U.S. alone, the extraordinary market opportunity for a product such as I.N.T.(TM) is obvious.

I.E.T. TECHNOLOGY

The Corporation's I.E.T. technology offers the hope of improving the quality of life for those patients with MS or hepatitis C. This technology combines interferon with the Corporation's proprietary enabling technology. The Corporation is currently developing two I.E.T. products: MS-I.E.T. for the treatment of MS; and HCV-I.E.T. for the treatment of hepatitis C.

THE PRODUCTS

MS-I.E.T. is the combination of interferon-(beta) with the Corporation's enhancing agent, EMZ701. In pre-clinical studies, MS-I.E.T. has been shown to be two-to-five times more effective in inhibiting the development of the symptoms of MS than interferon-(beta) alone. A Phase II clinical trial in MS patients is underway at multiple sites in Canada.

HCV-I.E.T. is the combination of the Corporation's enhancing agent, EMZ702 with interferon-(alpha) and ribavirin and is actively being developed for the treatment of hepatitis C. A Phase I/II clinical trial was approved by Health Canada with enrolment underway at multiple Canadian clinical sites.

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                                      -8-


MS - THE DISEASE AND THE MARKET OPPORTUNITY

MS is a complex and unpredictable progressive disease of the central nervous system. A protective sheath around nerve fibres, called myelin, is destroyed and replaced by sclerotic patches or plaques. The result is a disruption of the flow of messages from the brain and a loss of motor functions, often so severe that everyday tasks such as petting the family dog become impossible. MS most frequently affects women between the ages of 20 and 40. MS patients can suffer from symptoms such as fatigue, tremors, loss of balance and coordination, gradual paralysis, vision loss and speech impediments.

According to the U.S. National MS Society and the Multiple Sclerosis International Federation, MS affects one in 1,000 individuals in the U.S. and Europe and an estimated 2.5 million individuals worldwide. Due to the chronic nature of the disease, constant medication is required to control the symptoms and slow down its progression.

Interferon is the current gold standard in the treatment of MS and presently interferon-based products dominate approximately 70% of the MS market. The worldwide market for MS is estimated to exceed U.S. $3.6 billion. Interferon is used as an immunomodulatory drug to decrease the inflammatory process by interaction with cytokines, T cells and other inhibitors of inflammation. Even though interferon is the drug of choice for most MS patients, it offers only approximately 30% efficacy and can produce side effects which include flu-like symptoms, anemia, leukopenia, depression and liver damage. There is currently no known cure for MS.

HEPATITIS C - THE DISEASE AND THE MARKET OPPORTUNITY

Hepatitis C is a viral disease of the liver. There is no known cure for hepatitis C. Over time, the disease damages the liver and can lead to serious consequences, including cirrhosis of the liver and some types of liver cancer. Hepatitis C is now the leading cause of liver disease in the United States and the primary reason for liver transplantation.

The disease affects roughly four million people in the United States and approximately 170 million people worldwide. Each year, there are approximately 25,000 new cases of hepatitis C infection reported in the United States. The hepatitis C therapeutic market size is estimated to be worth in excess of U.S. $2.5 billion.

The current standard of care for the treatment of hepatitis C is a combination of interferon-(alpha) and ribavirin. The combination of interferon-(alpha) and ribavirin has proven much more effective than interferon alone. In spite of the enormous improvement in the treatment of hepatitis C, from the synergy of interferon and ribavirin, there still remains nearly half of hepatitis C patients who do not have an effective therapy.

ALZHEIMERS DISEASE - THE DISEASE AND THE MARKET OPPORTUNITY

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer's disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Azheimer's disease worldwide. The likelihood of developing late-onset Alzheimer's approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the United States, Alzheimer's disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Azheimer's disease patients are at least U.S. $100 billion annually. Scientists have so far discovered one gene that increases risk for late-onset disease.

Current FDA approved Alzheimer's disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer's disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

PRODUCT PIPELINE

Below is a diagram illustrating the Corporation's product pipeline for its two lead technologies, and the current stage of development for each product:

ISLET NEOGENESIS THERAPY (I.N.T.(TM))
DIABETES

                                     (CHART)

INTERFERON ENHANCING THERAPY (I.E.T.)
MULTIPLE SCLEROSIS

                                     (CHART)

DISEASE-MODIFYING SMALL MOLECULES
ALZHEIMER'S DISEASE

                                     (CHART)

NEXT STEPS

As discussed above, the Corporation's business model is based on finding attractive early stage technologies, targeting large market opportunities, and developing these technologies into products which can be partnered with large pharmaceutical companies.

As I.N.T.(TM) is already partnered with Novo Nordisk, the Corporation's next steps for this technology are to assist Novo Nordisk in the advancement of the GLP1- I.N.T.(TM) product as well as complete two clinical trials for E1-I.N.T.(TM), one in patients with type I diabetes and one in patients with type II diabetes. The Corporation anticipates that the remaining costs for these clinical trials, which will be evaluating efficacy, safety, and tolerability, will be approximately $2.5 million. The Corporation will fund development of these trials until Novo Nordisk takes over the program, at its option, at which point Novo Nordisk will retroactively reimburse the Corporation for costs incurred. Pursuant to the Licensing Agreement, all other costs will be paid for by Novo Nordisk.

The Corporation has commenced a Phase II trial for MS-I.E.T. which it anticipates will require approximately $1.9 million in further costs to complete the trial. During this trial, the Corporation will actively focus on identifying partners that can complete the later stage clinical development of this product and ultimately, product commercialization.

The Corporation has commenced a Phase I/II study in hepatitis C patients which it anticipates will have approximately $1.2 million in further costs to complete the trial. During completion of this trial, the Corporation intends to actively pursue potential partners that could complete the later stage clinical development of this product and, ultimately product commercialization.

Through its equity stake in ENI, the Corporation is developing ENI's lead Alzheimer compound which is now in pre-clinical studies.

REGULATORY APPROVAL PROCESS FOR THERAPEUTIC DRUGS

The development of new pharmaceuticals is strongly influenced by a country's regulatory environment. The drug approval process in Canada is regulated by Health Canada. In the United States, the regulatory body is the FDA. Similar processes are conducted in other countries by similar regulatory bodies. Regulations in each jurisdiction require that licenses be obtained from regulatory agencies for drug manufacturing facilities and also mandate strict research and product testing standards in order to ensure quality in respect of the manufacturing of therapeutic products "Good Manufacturing Practices ("GMP"). Companies must establish that the production of their products comply with GMP and the clinical development be conducted with Good Clinical Practices in order to demonstrate the safety and effectiveness of the therapeutic. While the Corporation will pursue the approval of any product that it develops, success in acquiring regulatory approval for any such product is not assured. See "RISKS AND UNCERTAINTIES".

In order to market its pharmaceutical products in Canada and the United States, the Corporation must successfully satisfy the requirements of each of the following stages of the regulatory approval process and drug development:

     PRE-CLINICAL STUDIES - Pre-clinical studies involve extensive testing in laboratory animals to determine if a potential therapeutic product has utility in an in vivo disease model and has any adverse toxicological effects in animals. The conduct and results of these studies are reported to regulatory agencies in an Investigational New Drug ("IND") application in the United States and a CTA in Canada, to gain approval to commence clinical trials of the product in human subjects or patients, depending on the indication for use.

     PHASE I CLINICAL TRIALS - Phase I clinical trials are designed to determine the pharmacokinetics, metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses and the maximum tolerated dose. These studies, usually short in duration, are typically conducted with healthy volunteers.

     PHASE II CLINICAL TRIALS - Phase II studies are conducted to evaluate the safety of the drug in the intended patient population with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase II studies are typically well controlled, closely monitored and conducted in a relatively small number of patients. These studies are usually designed to gain early evidence of the effectiveness of the therapeutic, along with its safety.

     PHASE III CLINICAL TRIALS - Phase III studies are expanded studies performed after preliminary evidence suggesting effectiveness of the drug is obtained. Phase III studies gather additional information about effectiveness and safety that is required to evaluate the overall benefit-risk profile of the drug and to provide adequate basis for physician labelling. Phase III trials usually involve several hundred to several thousand patients.

Prior to initiating these studies, the organization sponsoring the program is required to satisfy a number of requirements via the submission of documentation to support the approval for a clinical trial. In Canada and the United States, for example, a CTA or IND must be submitted to Health Canada or the FDA, respectively, prior to conducting any clinical trial. After all three phases of clinical trials have been completed, the results are then submitted to the respective health authority for marketing approval in the respective countries. If and when marketing approval is granted by Health Canada or the FDA, as the case may be, the product is then approved for commercial sales in the respective jurisdiction.

In addition to the approval of the drug itself, Health Canada and the FDA each require that the manufacturer of a therapeutic drug be in full compliance with the current GMPs in effect in Canada and the United States, respectively. A similar process for therapeutic drug approval is followed in most other countries with sophisticated regulatory bodies that have the appropriate regulations and oversight. The Corporation's products are at various stages within the regulatory process. MS-I.E.T. is in Phase II clinical trials in MS patients at clinical sites in Canada. E1-I.N.T.(TM) has completed two Phase I clinical trials in the United Kingdom and is currently in two exploratory Phase II clinical trials to evaluate efficacy, safety and tolerability for E1-I.N.T.(TM) in patients with type I and type II diabetes, respectively. HCV-I.E.T. is in a Phase I/II clinical trial in hepatitis C patients at multiple clinical sites in Canada. GLP1-I.N.T.(TM) is in the pre-clinical development with the Corporation's development partner, Novo Nordisk.

MANUFACTURING

The Corporation relies on third party manufacturers to supply all of its drug substances, namely the biological entities that comprise I.N.T.(TM), the interferon enhancing technology and the finished dosage form for its pre-clinical and clinical products. Similarly, it will rely on third party manufacturers to manufacture its products for sale. As such, the commercial success of such products may be outside of the Corporation's control. See "RISKS AND UNCERTAINTIES".

The pre-clinical and clinical products are produced in compliance with current GMPs as established by applicable regulatory authorities, and the manufacturer is responsible for ensuring compliance to the set standard, and biosafety testing, with full characterization being the responsibility of the Corporation.

For the E1-I.N.T.(TM) product, the active ingredient for E1 has been manufactured for the Corporation by Cambrex Bio Science Baltimore, Inc. The active ingredient for G1was produced for the Corporation by Avecia Biotechnology ("AVECIA") based in the United Kingdom and Bachem Inc. ("BACHEM") of California. The final drug products for both E1 and G1 were formulated and aseptically filled at a third party sterile fill contract manufacturer in the United States for pre-clinical and clinical use. The GLP1- I.N.T.(TM) product is being developed by Novo Nordisk and, therefore, it is currently anticipated that they will be managing the manufacturing of this product.

The drug products for the Corporation's two interferon enhancing technologies, are manufactured by Dalton Chemical Laboratories Inc. based in Toronto, Ontario, Canada and Formatech Inc. based in Andover, MA, USA. The active pharmaceutical ingredients for these technologies are sourced from providers in Europe.

All of the above manufacturing contracts are on a fee-for-service basis.

On August 24, 2000, the Corporation entered into a development agreement with Viral Therapeutics, Inc. ("VIRAL") of Ithaca, New York which specializes in the strain development, process development, and scale up for recombinant human protein production. Pursuant to the terms of the agreement, Viral granted to the Corporation an exclusive worldwide license to use Viral's EGF production strain and the Corporation agreed to make the following payments upon the achievement of certain milestones under the agreement: (i) U.S.$50,000 upon initiation of patient enrollment in the first Phase III clinical trial in North America of the EGF; and (ii) U.S.$80,000 upon the filing of a New Drug Application ("NDA") with the FDA for the EGF or within six months of the submission of Phase III clinical trial results for the EGF to a regulatory body, whichever shall first occur. Furthermore, the Corporation agreed to pay a fee of 5% of sublicensing revenues for EGF and a royalty ranging from 0.5% to 1% of the net sales revenues received by it from the sale of the product. The agreement also includes a buy back clause enabling the Corporation to buy-back the royalty stream for amounts varying between U.S.$350,000 and U.S.$2,000,000 depending upon the various stages of development achieved at the time of the buy back.

On October 11, 2000, the Corporation entered into a license agreement with Research Corporation Technologies, Inc. ("RCT") of Tucson, Arizona for the use of RCT's patented protein expression system for the production of EGF. As per the terms of the license agreement, RCT will receive royalties ranging from 0.5% to 1% of net sales of the combination product. In addition, the Corporation has agreed to pay RCT minimum royalties of U.S.$30,000 per year for the term of the license.

PRODUCT MARKETING STRATEGY

The markets for the products being developed by the Corporation are large and may require substantial sales and marketing capability. Before successful completion of the development of the Corporation's various products, the Corporation hopes to enter into one or more strategic partnerships or other collaborative arrangements with pharmaceutical or other companies that have marketing and distribution expertise to address these needs. If appropriate, the Corporation will establish arrangements with various partners for different geographical areas.

SPECIALIZED SKILLS AND KNOWLEDGE

As at September 19, 2005, the Corporation had 22 full-time employees, who possess the skills and knowledge that the Corporation requires to implement its current strategy. However, as the Corporation further develops its products or identifies new product opportunities it will need to retain additional qualified senior officers and key personnel. The Corporation's success will be dependent to a large degree on its ability to retain the services of its existing senior officers and to retain additional qualified personnel in the future.

The Corporation believes that investing in human capital is fundamental to its continued growth and success. The Corporation depends on its people for constant innovation and research and development. The Corporation intends to implement a practice of aggressively recruiting high calibre personnel and retaining such personnel by offering appropriate compensation incentives.

COMPETITIVE CONDITIONS

There are a number of treatments in various stages of development which may compete with the Corporation's therapeutic programs in each of its selected therapeutic disease-specific applications. The following is a summary of the principal therapeutic treatments, which the Corporation understands are currently being developed by others for each therapeutic area in which the Corporation is currently focusing its efforts. This summary is not necessarily an exhaustive list of such competing therapeutic treatments. Competition may have an adverse effect on the Corporation.

DIABETES

The following is a brief summary of the principal therapeutic strategies currently being developed for the treatment of diabetes of which the Corporation is aware.

     INTENSIVE INSULIN THERAPY - The goal of intensive insulin therapy is to more accurately control hyperglycemia by increasing the frequency of insulin injection. This type of insulin therapy, however, increases the risk of hypoglycemia, and demands more frequent blood sugar monitoring which can be painful and time consuming. This approach only addresses type I diabetes and the subset of type II diabetics that require constant insulin injections and it only manages the disease, it does not offer a long-term solution.

     PREVENTION OF TYPE I DIABETES THROUGH IMMUNE SUPPRESSION - Type I diabetes is a result of immune-directed destruction of islet cells and it is therefore feasible to prevent auto-immune diabetes by immune suppression. This type of therapeutic approach requires the use of immune suppressants such as cyclosporine or anti-cytokine antibodies. There are significant risks with immune suppressants as they depress the body's immune functions making it more susceptible to developing other diseases.

     PANCREAS TRANSPLANTATION - Another therapeutic approach is the transplantation of the entire pancreas. This approach has been demonstrated to return blood glucose levels to normal but is generally performed in conjunction with kidney transplantation. Prolonged immune suppression is required to prevent tissue rejection. Pancreatic transplantation can be effective at fighting the disease, however, it is very costly, invasive, limited by the number of available organs and it is accompanied by the general risks of using immune suppression.

     ISLET CELL TRANSPLANTATION - Several companies are developing competing products that provide purified islet cells for transplantation isolated from human or pig pancreases. These methods could produce a potentially unlimited supply of islet cells for transplantation. These therapies have required immune suppression to prevent immune rejection and require invasive surgery to implant the islet cells. Islet cell transplantation can be effective at fighting the disease, however, it is very costly, invasive, and it is accompanied by the general risks of using immune suppression.

MS

According to various market reports, approximately 90% of the MS therapeutics market relates to polypeptide therapies. The focus has been on immunomodulators that act to modify the immune system and suppress disease activity associated with MS. In addition to interferon, copaxone and novantrone, approved MS drugs, have been slowly gaining market share in the MS market. There are a number of drugs currently undergoing clinical trials, such as myelin basic protein peptide and anti-TNF antibody therapies that are showing potential disease modifying capabilities, which might reduce MS progression.

HEPATITIS C

The focus of treatment in hepatitis C has been immunomodulatory enhancement of natural cellular antiviral activities through the use of interferon therapy. Current standard treatment includes interferon plus ribavirin combination therapy, which is effective in about half of the infected population. New treatments have focused on modifications to interferon such as PEGylation and enhancing the efficacy of interferon with other drugs. Products in development include protease and RNA inhibitors which are believed to act independent of the action of interferon.

ALZHEIMER'S DISEASE

Currently, all of the approved therapies and many of the clinical candidates seek to reduce Alzheimer's related symptoms rather than treating the underlying disease. These products include cholinesterase inhibitors and glutamate receptor antagonists. An emerging class of compounds in clinical development are fibril inhibitors which seek to slow or even reverse the disease process by targeting a mechanism to reduce the occurrence of beta-amyloid plaques, a hallmark pathology of the disease.

INTELLECTUAL PROPERTY

The Corporation's intellectual property policy is to file patent and trademark applications to protect proprietary inventions, technologies, improvements and trademarks that are considered to be important to the development of the Corporation's business and consistent with the Corporation's strategic focus. The Corporation also depends upon trade secrets and licensing opportunities to expand and maintain its competitive position.

The Corporation possesses a strong intellectual property position for its platform technologies. The Corporation currently holds the rights to more than 27 U.S. patents and patent applications relating to its technology platforms and drug development programs, as well as equivalents for many of these patents and patent applications in other jurisdictions. To date, the Corporation possesses or exclusively licenses 14 issued patents, with the remainder in varying stages of the patent application process. Current Canadian and U.S. patent law provides that the Corporation's patents are protected for a period of 20 years after their filing dates. The Corporation holds four U.S. patents and patent applications filed prior to June 8, 1995. These patents are governed by prior U.S. law and are protected for a period of 17 years from the issue date of the patent.

PATENT PROTECTION

The Corporation's patent portfolio provides protection for its areas of technology focus:

ISLET NEOGENESIS THERAPY

The Corporation has five issued patents for its I.N.T.(TM) technology. The issued patents belong to the key I.N.T.(TM) patent families and include claims relating to compositions and methods for administering both EGF receptor ligand and gastrin receptor ligand to stimulate the neogenesis of islet cells in a diabetic patient. Additional applications are also pending in jurisdictions such as the U.S., Canada, Australia, Europe, China and Japan.

The Corporation has also filed several U.S. and PCT patent applications that will further extend its patent position in the area of islet neogenesis, including GLP1-I.N.T.(TM).

The Corporation has entered into an agreement with The General Hospital Corporation of Boston, Massachusetts, whereby it has acquired licensed rights to selected areas of the I.N.T.(TM) technology.

INTERFERON ENHANCING TECHNOLOGY

The Corporation has filed both U.S. and PCT patent applications related to its I.E.T. technology. These patent applications relate to both the composition of matter and method of use for combination therapies involving interferon and several interferon enhancers for treating various disease indications including MS and hepatitis C. PCT applications have already entered national phase in major foreign markets worldwide.

In July 2005, the Corporation received issuance of a patent with claims that cover the use of the Corporation's interferon enhancer, EMZ702, and interferons for the treatment of viral diseases including hepatitis C.

In addition, in December 2001, the Corporation also acquired two issued U.S. patents from Biogenesys, Inc. This acquisition provided the Corporation with an additional level of protection for its I.E.T. technology for the treatment of MS.

I.N.T.(TM) FOR TRANSPLANTATION

In addition to these lead programs, the Corporation also has an I.N.T. (TM) for transplantation program. In October 2003, the Corporation announced that I.N.T.(TM) may have an application to increase the number and longevity of islet cells prior to transplantation, thus allowing for better utilization of donated tissues to perform a greater number of transplantations in diabetic patients.

Islet cell transplantation is emerging as an effective treatment for insulin-dependent diabetes. Currently, islet cells harvested from one or two pancreases are required per transplantation for effective therapy. Therefore, the number of transplantation procedures is limited by the lack of availability of sufficient islet cells as well as a standardized method for islet cell preparation and distribution to potential transplantation facilities.

The Corporation is currently performing early validation and market feasibility studies for this technology. The rate of progression of programs is based on the allocation of resources to them for advancement.

OTHER TECHNOLOGIES

The Corporation possesses several patent applications for other technologies that are in its product pipeline. These patent applications, in general, provide protection for both compositions of matter and methods of use.

The Corporation has entered into various agreements whereby it has acquired licensed rights to selected areas. Specifically, the Corporation has acquired worldwide licenses from Cangene, The Hospital for Sick Children ("HSC") and Mount Sinai Hospital ("MOUNT SINAI").

TRADEMARKS

The Corporation has a pending U.S. trademark application for I.N.T.(TM).

                             RISKS AND UNCERTAINTIES

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. The Corporation's technologies are currently in either the research and development stage or early in the clinical development stage, which are both risky stages for a Corporation in the biopharmaceutical industry. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans. The Corporation's products will require additional development and testing, including extensive toxicity and other clinical testing, before the Corporation will be able to apply to obtain regulatory approval to market the product commercially. To date, the Corporation has not introduced a product into the market and there is no assurance that research and development programs conducted by the Corporation will result in any commercially viable products. If a product is approved for sale, there is no assurance that the Corporation will generate adequate funds to continue development or will ever achieve profitable operations. There are many factors such as financial and human resources, competition, patent protection, and the regulatory environment that can influence the Corporation's ability to be profitable.

FINANCIAL AND HUMAN RESOURCES

As at June 30, 2005, the Corporation had cash and cash equivalents and short term investments of $20,598,969 and working capital of $20,284,440. The Corporation anticipates that it will need additional financing in the future to fund its ongoing research and development programs and for general corporate requirements. The Corporation may choose to seek additional funding through public or private offerings, corporate collaborations or partnership arrangements. The amount of financing required will depend on many factors including the financial requirements of the Corporation to fund its research and the ability of the Corporation to secure partnerships and achieve partnership milestones as well as to fund other working capital requirements. The Corporation's ability to access the capital markets or to enlist partners is mainly dependent on the progress of its research and development and regulatory approval of its products. There is no assurance that additional funding will be available on acceptable terms, if at all.

To continue the Corporation's research and development programs and to conduct future clinical trials, the Corporation will rely upon employees, collaborators and other third party relationships. There is no assurance that the Corporation will be able to maintain or establish these relationships as required.

HISTORY OF OPERATING LOSSES

Since our inception, we have incurred significant losses each year. We expect to incur significant operating losses as we continue our product research and development and continue our clinical trials. We will need to generate significant revenues in order to achieve and maintain profitability. We cannot assure you that we will ever successfully commercialize or achieve revenues from sales of our therapeutic products if they are successfully developed or that we will ever achieve or maintain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

COMPETITION

The pharmaceutical industry is very competitive and there is frequent introduction of new products and technologies. Even if the Corporation develops a product, there is no assurance that it will be accepted in the marketplace which may result in insufficient product revenue to become profitable. The Corporation's success will depend, in part, on its ability to continue to enhance its existing technologies as well as develop new technologies that address the changing needs of the market.

PATENT PROTECTION

The success of the Corporation will be, in part, dependent on obtaining and maintaining patent protection for our products. Our ability to compete effectively and to achieve partnerships will depend on our ability to develop and maintain proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. There is no assurance that our patent applications will be approved on the basis submitted, if at all. Since patent applications in the United States and Canada are maintained in secrecy until at least 18 months after filing of the original priority application, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, the Corporation cannot be certain that it or any licensor was the first to create inventions claimed by pending patent applications or that it was the first to file patent applications for such inventions.

Similarly, since patent applications filed before October 2000 in the United States are maintained in secrecy until the patents issue or foreign counterparts, if any, publish, the Corporation cannot be certain that it or any licensor was the first creator of inventions covered by pending patent applications or that it or such licensor was the first to file patent applications for such inventions. In addition, any patents issued to the Corporation may be challenged, invalidated or circumvented.

PRE-CLINICAL AND CLINICAL TESTING

The Corporation is not able to predict the results of pre-clinical and clinical testing of drug products, including the products of the Corporation. It is not possible to accurately predict, based on studies or testing in laboratory conditions or in animals, whether a product will prove to be safe or effective in humans. In addition, success in one stage of human testing is not necessarily an indication that the particular product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of the Corporation's products will yield satisfactory results that will enable the Corporation to progress toward commercialization of such products or, if commercialized, that medical professionals or patients will accept the product in lieu of existing treatments. Unsatisfactory results may cause the Corporation to reduce or abandon future testing or commercialization of particular products, and this may have a material adverse effect on the Corporation.

REGULATORY ENVIRONMENT

Although the Corporation is in the process of developing several products, these products are subject to regulation in Canada, the U.S. and other countries. There is no assurance that regulatory approval will be granted for any of the Corporation's products. The regulatory process is uncertain, costly and could cause several problems for the Corporation including, but not limited to, delays in receipt of approvals which could result in time delays in the Corporation's programs, limitations on intended use which could result in smaller markets for the Corporation's products and failure to obtain necessary approvals, which could force the Corporation to cease development of one or more of its products. There is no assurance that the Corporation will remain in compliance with regulatory requirements at all times, although it undertakes various control mechanisms on a continuous basis to minimize the risk.

POTENTIAL PRODUCT LIABILITY

The Corporation may be subject to product liability claims in connection with the use of its products, and there can be no assurance that product liability insurance will be available at commercially reasonable terms.

Product liability claims might also exceed the amounts, or fall outside, of such coverage. Claims against the Corporation, regardless of their merit or potential outcome, may also have a material adverse effect on the Corporation's ability to obtain physician endorsement of its products or expand its business.

In addition, certain drug retailers require minimum product liability insurance coverage as a condition of purchasing or accepting products for retail distribution. Failure to satisfy such insurance requirements could impede the ability of the Corporation or potential distributors of the Corporation's products to achieve broad retail distribution of its proposed products, which would have a material adverse effect on the Corporation.

VOLATILITY OF SHARE PRICE

The market prices for securities of pharmaceutical companies, including those of the Corporation, have been historically volatile. Future announcements concerning the Corporation or its competitors, including the results of testing, technological innovations or commercial products, government regulations, developments concerning proprietary rights, litigation, cash flow and public concern as to the safety of the Corporation's products, may have a significant impact on the market price of the Corporation's Common Shares.

DEPENDENCE ON THIRD PARTIES

The Corporation is or may in the future be dependent on third parties for certain raw materials, product manufacture, marketing and distribution and, like other biotechnology and pharmaceutical companies, upon medical institutions to conduct clinical testing of its potential products. Although the Corporation does not anticipate any difficulty in obtaining any such materials and services, no assurance can be given that the Corporation can obtain such materials and services.

TECHNOLOGIES MAY BECOME OBSOLETE

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Corporation's technologies obsolete, less competitive or less marketable. The process of developing the Corporation's technologies and products is extremely complex and requires significant continuing development efforts and third party commitments. The Corporation's failure to develop new and existing technologies and products and the obsolescence of existing technologies could adversely affect its business.

OTHER RISKS

The Corporation is exposed to market risks related to volatility in interest rates for the Corporation's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in U.S. dollars. The Corporation invests its cash in certain investment vehicles that provide a low risk rate of interest. If interest rates change, the interest earned by the Corporation as income will be affected. In addition, the Corporation's share price is subject to equity market risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the Corporation's business and in the biotechnology industry in general. The expectations of the Corporation made by securities analysts could also have a significant impact on the trading price of the Corporation's shares.

                                    DIVIDENDS

The Corporation has not declared any dividends to date and does not currently anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend upon the Corporation's need to finance growth, its financial condition, results of operations, capital requirements and other factors which the Board of Directors may consider appropriate in the circumstances.

                        DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Corporation consists of an unlimited number of Common Shares.

The Common Shares are voting and are entitled to dividends if, as and when declared by the Board of Directors. Until they were removed in December 2004, the Class B shares were non-voting, and were convertible by the holder on a one for one basis into Common Shares without additional consideration. Holders of the Class B shares did not have any right to receive dividends, but had equal priority with the holders of the Common Shares with respect to return of capital on liquidation, dissolution or wind-up.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the Management's Discussion and Analysis ("MD&A") that accompanies the Corporation's Annual Report, which MD&A is hereby incorporated by reference. The MD&A is available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

                              MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the symbol "TTH".

Selected trading information is provided on a monthly basis for the period from July 2004 to September 19, 2005:

                     HIGH    LOW   CLOSE     VOLUME     NUMBER OF TRADES
MONTH                 $       $      $         #               #
-----                ----   ----   -----   ----------   ----------------
September 19, 2005   0.88   0.70    0.85    1,305,932          368
August 2005          0.93   0.70    0.75    1,889,169          689
July 2005            1.00   0.72    0.91    6,158,392        1,418
June 2005            0.78   0.68    0.76    2,339,631          628
May 2005             0.80   0.62    0.72    2,800,438          647
April 2005           0.79   0.60    0.65    2,966,911          727
March 2005           0.88   0.68    0.80   11,405,195        1,185
February 2005        1.01   0.80    0.80    7,132,668        1,480
January 2005         1.14   0.96    0.99    5,019,625        1,653
December 2004        1.17   1.03    1.14    5,932,224        1,651
November 2004        1.30   1.03    1.07   10,131,447        2,130
October 2004         1.22   0.99    1.09    6,500,028        1,621
September 2004       1.20   1.00    1.02    5,994,953        1,640
August 2004          1.22   0.86    1.18   12,703,955        2,900
July 2004            1.48   0.75    1.06   23,283,408        6,182

                               ESCROWED SECURITIES

The following securities are subject to an escrow agreement dated October 1, 2000 between Sotos Associates, the Corporation and certain current and former officers, employees and consultants of the Corporation.

                       NUMBER OF SECURITIES
DESIGNATION OF CLASS      HELD IN ESCROW      PERCENTAGE OF CLASS
--------------------   --------------------   -------------------
Common Shares                719,174(1)               0.6%

NOTES:

(1) 67,876 of these Common Shares can no longer be earned and 651,298 Common Shares are being held in escrow, pending the achievement of specified milestones.

                        DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name and municipality of residence of each director or executive officer of the Corporation as well as their respective position(s) and offices held with the Corporation and their respective principal occupations during the five preceding years for each as of June 30, 2005:

   NAME AND MUNICIPALITY       POSITION(S) HELD WITH THE        PRINCIPAL OCCUPATIONS WITHIN THE          DIRECTOR
       OF RESIDENCE                   CORPORATION                     FIVE PRECEDING YEARS               SINCE (4)
---------------------------   ---------------------------   ----------------------------------------   -------------
Dr. Tony F. Cruz              Chief Executive Officer and   Chief Executive Officer of the             January 1999
Toronto, Ontario              Chairman of the Board         Corporation since January 1999.

Ms. Aleksandra Pastrak        VP, Research                  VP, Research of the Corporation since      N/A
Toronto, Ontario                                            May 2005; and prior thereto; Director of
                                                            Research and Development of the
                                                            Corporation since October 1999.

Elie Farah (5)                Chief Financial Officer and   Chief Financial Officer of the             N/A
Toronto, Ontario              VP Corporate Development      Corporation since May 2005; prior
                                                            thereto, Managing Director of Rathlin
                                                            Capital, an M&A advisory firm, from July
                                                            2003 to April 2005; prior thereto, VP
                                                            Corporate Development of Pangeo Pharma
                                                            Inc., a publicly traded pharmaceutical
                                                            company, from April 2003 to June 2003;
                                                            prior thereto, Director of M&A of
                                                            Boehringer Ingelheim GmbH, a German
                                                            based pharmaceutical company, from
                                                            October 1999 to March 2003.

   NAME AND MUNICIPALITY       POSITION(S) HELD WITH THE        PRINCIPAL OCCUPATIONS WITHIN THE          DIRECTOR
       OF RESIDENCE                   CORPORATION                     FIVE PRECEDING YEARS               SINCE (4)
---------------------------   ---------------------------   ----------------------------------------   -------------
Louis Alexopoulos             Secretary                     Barrister and Solicitor at Sotos  N/A
Toronto, Ontario                                            Associates LLP, law firm.

Mr. Michael Ashton (2)(3)     Director                      Chief Executive Officer of SkyePharma      December 2002
London, England                                             PLC, a U.K. based drug delivery company.
United Kingdom

Mr. Paul Baehr (1)(2)(3)      Director                      President, Chief Executive Officer and     December 2002
Pointe Claire, Quebec                                       Chairman of IBEX Technologies Inc., a
                                                            publicly traded biotechnology company.

Christopher Henley (1)(3)     Director                      President, Henley Capital Corporation, a   October 2000
Oakville, Ontario                                           limited market dealer.

Dr. Gary W. Pace (1)(2)(3)    Lead Director                 Co-founder, Chairman and Chief Executive   January 2002
Winchester, MA, USA                                         Officer of QRxPharma, a biotechnology
                                                            company, since November 2002; prior
                                                            thereto Chairman and Chief Executive
                                                            Officer of Waratah from June 2000 to
                                                            January 2002; and prior thereto
                                                            President and Chief Executive Officer of
                                                            RTP Pharma Inc.

NOTES:

(1)  Member of the Audit Committee.

(2)  Member of the Compensation Committee.

(3)  Member of the Corporate Governance Committee.

(4) The term of each current director's appointment will expire at the Corporation's Annual Meeting of shareholders (the "MEETING") which is scheduled for December 12, 2005. It is anticipated that each current director will be nominated by management for re-appointment at the Meeting.

(5) Mr. Farah joined Pangeo Pharma Inc. ("Pangeo") on April 1, 2003 to assist with corporate restructuring. On July 10, 2004, Pangeo filed for protection from its creditors under The Companies' Creditors Arrangement Act ("CCAA").

SECURITIES HOLDINGS

As of the date of this Annual Information Form, the directors and officers of the Corporation as a group, beneficially own, directly or indirectly, or exercise control or discretion over, 8,414,317 Common Shares, which represents 7.01% of the issued and outstanding Common Shares.

                                 AUDIT COMMITTEE

AUDIT COMMITTEE CHARTER

The charter of the Corporation's audit committee is attached as Appendix A.

COMPOSITION OF THE AUDIT COMMITTEE

The Corporation's audit committee is composed of Mr. Christopher Henley (chair), Mr. Paul Baehr and Dr. Gary Pace, each of whom is independent and financially literate.

RELEVANT EDUCATION AND EXPERIENCE

MR. CHRISTOPHER HENLEY (CHAIR):

Mr. Henley has a B.A. from Memorial University and an M.B.A from Dalhousie University. He is currently founder and President of Henley Capital Corporation, a limited market dealer specializing in mergers and acquisitions, financial and advisory services to companies covering the full spectrum of high technology. Previously, Mr. Henley was the head of investment banking at a then private investment dealer in Toronto and ran the High Technology and Communications practice at what was then Canada's largest independent employee-owned investment dealer. He has been an investment banker for over 17 years and sits on a number of public and private boards of directors. Mr. Henley is also a founding member of the National Angel Organization in Canada and the Ministers' Technology Advisory Group ("MTAG") for the Province of Ontario. He is also Chair of the MTAG Task Force on Access to Capital, a former member of the Advisory Board, Faculty of Business Administration, Memorial University of Newfoundland and an active member of the Institute of Corporate Directors. Mr. Henley is a registered adviser with the Ontario Securities Commission and was previously a member of the board and audit committee of Ontario Transportation Capital Corporation, a Government of Ontario Crown Corporation that, through a public-partnership, developed Highway 407 in Toronto, Ontario, the first all-electric toll highway in the world.

MR. PAUL BAEHR:

Mr. Baehr has a B.A. from the University of British Columbia. He is currently President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a biotechnology company listed on the Toronto Stock Exchange under the symbol "IBT". Previously, Mr Baehr was an Executive Vice President at Sterling Winthrop and prior thereto a Senior Vice President at CIBA-GEIGY Pharmaceuticals, both of which are large pharmaceutical companies. In addition, Mr. Baehr currently sits on boards of directors of three public companies, including the Corporation.

DR. GARY PACE:

Dr. Pace has a B.Sc. from the University of New South Wales and a Ph.D. from the Massachusetts Institute of Technology. Dr. Pace is currently co-founder, Chairman and Chief Executive Officer of QRxPharma, a biotechnology company. Previously, Dr. Pace was Chairman and Chief Executive Officer of Waratah and prior thereto President and Chief Executive Officer of RTP Pharma Inc. Dr. Pace currently sits on boards of directors for four public companies, including the Corporation.

PRE-APPROVAL POLICIES AND PROCEDURES

The Corporation's audit committee is responsible for the oversight of the work of the external auditor. As part of this responsibility, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditor in order to assure that they do not impair the external auditor's independence from the Corporation. Accordingly, the audit committee has adopted a pre-approval policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditor may be pre-approved.

Under the pre-approval policy, the Corporation's audit committee annually reviews and pre-approves specific audit, audit-related and tax services that may be provided by the external auditor without obtaining specific pre-approval from the audit committee, as well as maximum fees for such services. All services that are not pre-approved or exceed the pre-approved maximum fees require specific pre-approval by the audit committee before the service can be performed by the external auditor. The pre-approval policy also includes a list of prohibited services.

EXTERNAL AUDITOR SERVICE FEES

The following is a table outlining the aggregate fees billed to the Corporation by its external auditors, Ernst &Young LLP:

                         DURING THE YEAR ENDED   DURING THE YEAR ENDED
                             JUNE 30, 2005           JUNE 30, 2004
                                   $                       $
                         ---------------------   ---------------------
Audit Fees                       54,155                  45,114
Audit-Related Fees (1)           32,111                  14,450
Tax Fees (2)                     16,240                  48,277
All Other Fees (3)                2,018                     976
                                -------                 -------
Total                           104,524                 108,817
                                =======                 =======

NOTES:

(1) The "Audit-Related Fees" are for assurance and related services that are reasonably related to the performance of the audit of the Corporation's financial statements or that are traditionally performed by the external auditor. During the years ended June 30, 2004 and 2005 "Audit-Related Fees" includes fees for due diligence services pertaining to potential business acquisitions/dispositions, accounting consultations related to accounting, financial reporting or disclosure matters not classified as "Audit services" and assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities.

(2) The "Tax Fees" are for services such as tax compliance, tax planning and tax advice. During the years ended June 30, 2004 and 2005 "Tax Fees" includes fees for assistance in the preparation and review of tax returns and related items, assistance with tax audits, general tax planning and advice relating to tax items such as withholding tax and SR&ED eligibility.

(3) For the years ended June 30, 2004 and 2005, the category "All Other Fees" includes a charge from the Corporation's external auditors for a levy from the Canadian Public Accountability Board.

                          TRANSFER AGENTS AND REGISTRAR

The Corporation's transfer agent and registrar is Computershare Trust Company of Canada. The registration facilities are maintained in Calgary, Alberta and Toronto, Ontario.

                               MATERIAL CONTRACTS

The Corporation has entered into the following material contracts, which were not in the ordinary course of business:

THE LICENSING AGREEMENT

In August 2004, the Corporation announced the Licensing Agreement with Novo Nordisk to develop its I.N.T.(TM) technology for the treatment of diabetes. Details of the terms of the Licensing Agreement are discussed above under the heading, "General Development of the Business".

                             ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Specifically, additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under the Corporation's stock option plan is contained in the Corporation's Management Information Circular for its most recent annual meeting of securities holders that involved the election of directors dated November 3, 2004.

Additional financial information may be found in the Corporation's Consolidated Financial Statements and MD&A for the fiscal year ended June 30, 2005, which are contained at pages 32 to 51 and 18 to 31, respectively, in the Corporation's 2005 Annual Report which can be retrieved under the Corporation's profile on the SEDAR website (www.sedar.com).

                  CAUTION REGARDING FORWARD LOOKING STATEMENTS

This Annual Information Form contains certain forward-looking statements relating, but not limited to operations, anticipated financial performance, business prospects and strategies. This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this Annual Information Form unless otherwise stated, and the Corporation will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "estimate", "intend", "may" or similar words suggesting future outcomes or statements regarding an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenues or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

Factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) obtaining sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) capitalizing on partnering and acquisition opportunities; (iii) clinical trial timing and results; (iv) adequately protecting proprietary information and technology from competitors;
(v) regulatory approvals; (vi) successfully competing in the targeted markets; and (vi) maintaining third parties relationships, including key personnel, and key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading "RISKS AND UNCERTAINTIES" in this Annual Information Form and all other information included in or incorporated by reference in this Annual Information Form before making investment decisions with regard to the securities of the Corporation.

                               TECHNICAL GLOSSARY

The following terms have the meanings specified below:

"AUTOIMMUNE DISEASE" means a condition in which the immune system mistakenly attacks the body's own organs and tissues;

"BETA (OR "(BETA)") ISLET CELLS" means cells in the pancreas that secrete insulin in response to an increase in blood glucose concentration;

"CANCER" means a disease in which abnormal cells divide without control;

"DIABETES" means diabetes mellitus, a chronic metabolic disorder characterized by high blood glucose concentrations resulting from defective metabolic utilization of carbohydrates due to the absence or incomplete utilization of insulin, thus depriving the body of energy producing nutrients needed for normal functioning;

"EGF" means epidermal growth factor, a peptide growth factor expressed in normal and diseased tissues that stimulates proliferation and alters cell differentiation in the pancreas and other organs;

"EX VIVO" means a biological process or reaction taking place outside of a living cell or organism;

"GASTRIN" means a peptide that acts as a hormone stimulating acid secretion and growth in the stomach in adults and in fetal development; gastrin stimulates proliferation and differentiation of islet precursor cells that bud from pancreatic ducts;

"GLUCOSE" means a sugar that is the principal source of energy for cells and is essential for brain function;

"GLUCOSE TOLERANCE" means the measurement of blood glucose concentrations at different times after administering glucose orally or by injection to test the ability of pancreatic (beta) cells to secrete insulin in response to glucose stimulation;

"GOOD MANUFACTURING PRACTICES" or "GMP" means the current regulatory requirements and standards regarding quality assurance procedures to be adhered to in the manufacturing of therapeutic products established and monitored by various governments including Canada and the United States;

"GROWTH FACTORS" means potent molecules secreted from cells into tissue fluids that stimulate the growth and differentiation of cells;

"HYPERGLYCEMIA" means high levels of glucose in blood;

"HYPOGLYCEMIA" means low levels of glucose in blood;

"IMMUNE SUPPRESSION" means a therapy used in transplantation procedures to prevent rejection of the transplanted tissue;

"IN VITRO" means a biochemical process or reaction taking place in a test-tube (or more broadly, in a lab) as opposed to taking place in a living cell or organism;

"IN VIVO" means in the living body;

"INSULIN" means a peptide hormone secreted from pancreatic - cells that removes glucose from the blood by stimulating glucose uptake and utilization by fat, muscle and liver cells;

"I.N.T.(TM)" means islet neogenesis therapy, a novel therapy for the treatment of diabetes based on the systemic administration of growth factors to stimulate islet neogenesis;

"ISLET CELLS" contain the beta cells and in the context of this document the terms are used synonymously;

"ISLET NEOGENESIS" means the formation of new islet cells by the proliferation and differentiation of islet precursors budding from pancreatic ducts;

"MULTIPLE SCLEROSIS" or "MS" means an autoimmune disease characterized by an immune attack on myelin;

"MYELIN" means a layer made of protein and lipids (i.e. fatty substances) that forms a sheath around nerves and speeds the transmission of impulses along nerve cells;

"PANCREAS" means a glandular organ comprising 90% exocrine cells which secrete digestive enzymes into the intestine via pancreatic ducts and 10% islet endocrine cells which secrete hormones like insulin into the blood stream;

"PATENT COOPERATION TREATY" or "PCT" means an international patent treaty, of which Canada is a signatory, whereby a single international patent application can be filed in the applicant's or inventor's home country for possible protection of intellectual property in over 100 PCT member countries;

"PEPTIDE" means a molecule made up of a number of amino acids linked together;

"RESTENOSIS" means the recurrence of narrowed arteries, after intervention, that is inadequate to sustain blood flow;

"STEM CELLS" means undifferentiated cells that both divide and give rise to daughter cells that proliferate and differentiate into more specialized cell types;

"STENT" a cylindrical medical device inserted into a body duct to prevent collapse, blockage or overgrowth;

"TYPE I DIABETES" means an auto-immune disease causing a permanent and absolute deficiency of insulin resulting from destruction of pancreatic beta cells by the body's own immune system; and

"TYPE II DIABETES" means a metabolic disorder resulting from a relative deficiency of insulin secretion insufficient to prevent high blood glucose levels that is due initially to tissue resistance to insulin action but later to beta cell failure as well.

                                   APPENDIX A
                             AUDIT COMMITTEE CHARTER

POLICY STATEMENT

It is the policy of Transition Therapeutics Inc. (the "CORPORATION") to establish and maintain an audit committee (the "AUDIT COMMITTEE"), composed entirely of independent directors, to assist the Board of Directors (the "BOARD") in carrying out its oversight responsibility for the Corporation's internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain experts, and with the approval of the Corporate Governance and Nominating Committee, special counsel.

COMPOSITION OF THE COMMITTEE

1. The Audit Committee shall consist of at least three directors. The Board shall appoint the members of the Audit Committee. The members of the Audit Committee shall appoint one member of the Audit Committee to be the Chair of the Audit Committee.

2. Each director appointed to the Audit Committee by the Board shall be an independent director who is unrelated. An unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

3. Each member of the Audit Committee shall be "financially literate". In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements.

4. A director appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

5. The Chief Executive Officer of the Corporation (the "CEO") and the Chairman of the Board shall be ex officio members of the Audit Committee.

MEETINGS OF THE COMMITTEE

1. The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or a senior officer of the Corporation. Meetings of the Audit Committee shall correspond with the review of the quarterly and annual financial statements and management discussion and analysis.

2. The rules for calling, holding, conducting and adjourning meetings of the Audit Committee shall be the same as those governing meetings of the Board as are set out in the Corporation's By-laws.

3. Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee.

4.   Notice of a meeting of the Audit Committee shall:

     (a)  be in writing;

     (b) state the nature of the business to be transacted at the meeting in reasonable detail;

     (a) to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

     (b) be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

5. A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of certain important matters by all members of the Audit Committee.

6. A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

7. In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

8. The Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however, the Audit Committee (i) shall meet with the external auditors independent of management and (ii) may meet separately with management.

9. Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.

DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

1.   The Audit Committee's primary duties and responsibilities are to:

     (a) identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

     (b) monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

     (c) monitor the independence and performance of the Corporation's external auditors;

     (d) deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

     (c) directly oversee the external audit process and results (in addition to items described in Section 4 below);

     (d) provide an avenue of communication among the external auditors, management and the Board;

     (e) ensure, in coordination with the Corporate Governance and Nominating Committee, that an effective "whistle blowing" procedure exists to permit stakeholders to express concerns regarding accounting or financial matters to an appropriately independent individual; and

     (f) ensure that an appropriate Code of Business Conduct and Ethics is in place and understood by employees and directors of the Corporation.

2.   The Audit Committee shall have the authority to:

     (a) inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates;

     (b) discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

     (c) engage independent counsel and other advisors as it determines necessary to carry out its duties; and

     (d) to set and pay the compensation for any advisors employed by the Audit Committee.

3. The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4.   The Audit Committee shall:

     (a) review the audit plan with the Corporation's external auditors and with management;

     (b) discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

     (c) review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

     (d) review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

     (e) review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

     (f) review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods;

     (g) consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

     (h) review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

     (i) before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases; and

     (j) oversee any of the financial affairs of the Corporation, its subsidiaries or affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management.

5.   The Audit Committee shall:

     (a) evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;

     (b) consider the recommendations of management in respect of the appointment of the external auditors;

     (c) pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors, or the external auditors of the Corporation's subsidiary entities;

     (d) approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, considering the potential impact of such services on the independence of the external auditors;

     (e) when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Policy 31 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

     (f) review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6.   The Audit Committee shall:

     (a) review with management at least annually, the financing strategy and plans of the Corporation; and

     (b) review all securities offering documents (including documents incorporated therein by reference) of the Corporation.

7. The Audit Committee shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

8. The Audit Committee shall review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

9. The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee by any member of the Board, a shareholder of the Corporation, the external auditors, or senior management.

10. The Audit Committee shall periodically review with management the need for an internal audit function.

11. The Audit Committee shall, in coordination with the Corporate Governance and Nominating Committee, establish and maintain procedures for:

     (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting controls, or auditing matters; and

     (b) the confidential, anonymous submission by employees of the Corporation on concerns regarding questionable accounting or auditing matters.

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                                      -31-


12. The Audit Committee shall review and approve the Corporation's hiring policies regarding employees and former employees of the present and former external auditors or auditing matters.

13. The Audit Committee shall review with the Corporation's legal counsel as required but at least annually, any legal matter that could have a significant impact on the Corporation's financial statements, and any enquiries received from regulators, or government agencies.

14. The Audit Committee shall assess, on an annual basis, the adequacy of this Charter and the performance of the Audit Committee.

15. In contributing to the Audit Committee's discharging of its duties under this Charter, each Member shall be entitled to rely in good faith upon:

     (a) accounting information of the Corporation represented to him by an officer of the Corporation or in a written report of the auditors, and

     (b) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

16. In contributing to the Audit Committee's discharging of its duties under this Charter, each member shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended, or may be construed, to impose on any member a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board Members are subject. The essence of the Audit Committee's duties is the monitoring and reviewing to gain reasonable assurance (but not to ensure) that the Corporation's business activities are being conducted effectively and that the financial reporting objectives are being met and to enable the Audit Committee to report thereon to the Board.